02044985

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
JUL 1 2002
1086

FORM 11-K

(Check One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

PROCESSED
JUL 10 2002
THOMSON FINANCIAL

For the transition period from __________ to __________

Commission file number 33-35386

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHATTEM, INC. SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHATTEM, INC., 1715 West 38th Street, Chattanooga, Tennessee 37409

REQUIRED INFORMATION

The Chattem, Inc. Savings and Investment Plan ("the Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules for the Plan for the two fiscal years ended December 31, 2001 and 2000, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached herein as Appendix 1 and incorporated herein by reference.

The consent of Hazlett, Lewis & Bieter, PLLC is filed as an exhibit to this annual report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHATTEM, INC. SAVINGS AND INVESTMENT PLAN

By: ______________________________

Member of Chattem, Inc. Pension Administration Committee

Date: June 28, 2002

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APPENDIX 1

CHATTEM, INC.
SAVINGS AND INVESTMENT PLAN

FINANCIAL REPORT

DECEMBER 31, 2001

CONTENTS

HLB Hazlett, Lewis & Bieter, PLLC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

Report of Independent Certified Public Accountants

To the Pension Plan Committee
Chattem, Inc. Savings and Investment Plan
Chattanooga, Tennessee

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Chattem, Inc. Savings and Investment Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Chattem, Inc. Savings and Investment Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, on the basis of accounting described in Note 1.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (modified cash basis) shown on page 8 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hazlett, Lewis & Bieter, PLLC

Chattanooga, Tennessee
June 10, 2002

Market Court, Suite 300 • 537 Market Street • Chattanooga, Tennessee 37402-1239 • Telephone (423) 756-6133
Fax: (423) 756-2727 • E-mail: hlb@hlbcpa.com • Web: http://www.hlbcpa.com

CHATTEM, INC.
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
December 31, 2001 and 2000

	2001	2000
ASSETS		
Investments, at fair value:		
Shares of registered investment companies:		
Neuberger Berman Genesis Fund	$ 88,081	$ -
Putnam Asset Allocation: Growth Portfolio	1,011,771	997,251
Putnam Fund for Growth and Income	1,890,401	1,823,445
Putnam International Growth Fund	1,288,168	1,544,399
Putnam Investors Fund	1,562,009	1,836,289
Putnam Money Market Fund	2,820,430	2,537,521
Putnam OTC and Emerging Growth Fund	222,792	325,102
Putnam U.S. Government Income Trust	252,019	59,804
Chattem, Inc. common stock	3,298,506	791,518
Participant loans	482,979	425,960
Total investments	12,917,156	10,341,289
Net assets available for benefits	$ 12,917,156	$ 10,341,289

The Notes to Financial Statements are an integral part of these statements.

CHATTEM, INC.
SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
Year Ended December 31, 2001

Additions to net assets attributed to:	
Investment income:	
Net appreciation in fair value of investments	$ 1,006,904
Interest and dividends	242,452
Total investment income	1,249,356
Contributions:	
Participants	1,109,507
Employer	718,229
Total contributions	1,827,736
Total additions	3,077,092
Deductions from net assets attributed to:	
Benefits paid to participants	(501,225)
Net increase	2,575,867
Net assets available for benefits:	
Beginning of year	10,341,289
End of year	$ 12,917,156

The Notes to Financial Statements are an integral part of this statement.

Note 1. Summary of Major Accounting Policies and Plan Characteristics

General:

The Plan, established January 1, 1985, is a defined contribution employee benefit plan providing retirement benefits to eligible participants. All employees who are residents of the United States are eligible to participate in the Plan upon the completion of six months of service. However, merchandising and leased employees are not eligible. The employer, as defined by the Plan, is Chattem, Inc.

Vesting:

Participants are fully vested in all contributions made and all earnings allocated to their accounts.

Payment of benefits:

The Plan provides that a participant may begin receiving normal retirement benefits upon attaining age 65. Early retirement provisions are available for participants who are eligible for early retirement under the employer's pension plan. Benefits are recognized when paid.

Contributions:

The Plan is a contributory plan whereby an employee who elects to participate can contribute an amount from 1 to 15 percent of the participant's total compensation into the Plan. The employer contributes to the Plan matching contributions equal to 25 percent of each participant's salary deferral contributions up to 6 percent of the participant's total compensation. Additional participant contributions over 6 percent of total compensation are not subject to employer matching contributions.

Effective January 1, 2001, the Plan restated the employer's contribution options allowed. Such options are at the election of the employer and are detailed in the restated Plan document. The restatement was required for the employer to comply with safe harbor provisions of Internal Revenue Code Section 401(k).

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers nine mutual funds with various risk levels and objectives.

Note 1. Summary of Major Accounting Policies and Plan Characteristics (continued)

Participant loans:

Participants that have been active participants in the Plan for a minimum of one year are eligible to make application for a loan. The Trustee is authorized to make loans, as directed by the Administrator, in amounts that do not exceed the lesser of 50 percent of the participant's vested account determined immediately after the origination of the loan, or $50,000, reduced by the excess, if any, of the highest outstanding principal balance of loans from the Plan. The minimum principal amount of any loan is $1,000. The term of a loan may not exceed five years unless it is made for a principal residence. Loans are collateralized by 50 percent of the participant's vested interest in the Plan. Interest rates are to be at a fixed rate determined by the duration, repayment method, and market rate as provided by the U.S. Department of Labor.

Participant accounts:

Each participant's account is credited with the participant's contribution, the employer's contribution, and an allocation of plan earnings. Plan earnings are allocated based on average account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Administration:

Administration of the Plan is vested in a pension plan committee appointed by the Board of Directors of Chattem, Inc. The Trustee of the Plan is the Putnam Fiduciary Trust Company. A trust agreement dated December 6, 1999, provides for the investment of trust funds and prescribes the powers, duties, obligations, and functions of the Trustee.

Plan termination provisions:

Although it has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Basis of accounting:

The accompanying financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles (GAAP). That basis differs from GAAP in that the Plan only recognizes revenues when cash is received and expenses when cash is paid. GAAP requires revenues and expenses to be recorded when incurred.

Note 1. Summary of Major Accounting Policies and Plan Characteristics (continued)

Administrative expenses:

Under the terms of the Plan, administrative expenses are paid by the Plan. If not paid by the Plan, the expenses shall become a liability of the employer. The employer may reimburse the Plan for any administrative expenses incurred and such reimbursement shall not be considered as an employer contribution.

Use of estimates:

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2. Tax Status of the Plan

The Plan obtained its latest determination letter on August 31, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Note 3. Investments

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Chattem, Inc. common stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

Note 3. Investments (continued)

The fair value of individual investments representing 5 percent or more of the Plan's net assets at December 31, 2001 and 2000, is as follows:

	2001	2000
Chattem, Inc. common stock	$ 3,298,506	$ 791,518
Putnam Asset Allocation: Growth Portfolio	1,011,771	997,251
Putnam Fund for Growth and Income	1,890,401	1,823,445
Putnam International Growth Fund	1,288,168	1,544,399
Putnam Investors Fund	1,562,009	1,836,289
Putnam Money Market Fund	2,820,430	2,537,521
	11,871,285	9,530,423
All other investments	1,045,871	810,866
Total investments	$12,917,156	$10,341,289

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $1,006,904 as follows:

Mutual funds	$(1,234,639)
Common stock	2,241,543
	$ 1,006,904

Note 4. Related Party Transactions

Certain Plan investments are shares of common stock of Chattem, Inc. Chattem, Inc. is the Plan sponsor as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

Note 5. Change of Trustee

Effective January 1, 2000, SunTrust Bank of Chattanooga, N.A. was removed as trustee and Putnam Fiduciary Trust Company was appointed as the successor trustee to serve in accordance with the terms and conditions of a new Trust Agreement effective on January 1, 2000. Assets of the Plan were transferred to the new trustee during January 2000.

SCHEDULE I

CHATTEM, INC.
SAVINGS AND INVESTMENT PLAN
EIN 62-0156300
PLAN 003

SCHEDULE H, PART IV, ITEM 4i - ASSETS HELD FOR INVESTMENT PURPOSES
(MODIFIED CASH BASIS)
December 31, 2001

(a) Identity of Party Involved	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Chattem, Inc.	Common stock	$ 2,127,406	$ 3,298,506
N/A	Neuberger Berman	Genesis Fund	84,496	88,081
N/A	Putnam Investments	Putnam Asset Allocation: Growth Portfolio	1,378,703	1,011,771
N/A	Putnam Investments	Putnam Fund for Growth and Income	1,928,953	1,890,401
N/A	Putnam Investments	Putnam International Growth Fund	1,795,726	1,288,168
N/A	Putnam Investments	Putnam Investors Fund	2,260,837	1,562,009
N/A	Putnam Investments	Putnam Money Market Fund	2,820,430	2,820,430
N/A	Putnam Investments	Putnam OTC and Emerging Growth Fund	501,528	222,792
N/A	Putnam Investments	Putnam U.S. Government Income Trust	250,356	252,019
N/A	Participant loans	Loans to participants, interest at 7.00% to 10.75%	-	482,979
				$ 12,917,156

* Represents a party in interest.

HLB Hazlett, Lewis & Bieter, PLLC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

Consent of Independent Certified Public Accountants

As independent certified public accountants, we hereby consent to the incorporation of our report on the Chattem, Inc. Savings and Investment Plan included in this Form 11-K into the Company's previously filed S-8 Registration Statement File No. 33-35386.

Hazlett, Lewis & Bieter, PLLC

Chattanooga, Tennessee
June 10, 2002

Market Court, Suite 300 • 537 Market Street • Chattanooga, Tennessee 37402-1239 • Telephone (423) 756-6133
Fax: (423) 756-2727 • E-mail: hlb@hlbcpa.com • Web: http://www.hlbcpa.com